UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

PHILLIPS EDISON & COMPANY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

71844V 102
(CUSIP Number of Class of Securities)

Jeffrey S. Edison
Chief Executive Officer and Chairman
Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
(513) 554-1110
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:
Yoel Kranz, Esq.
David H. Roberts, Esq.
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 813-8800

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$100,050,000(a)	$10,915.46(b)

(a) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash up to 17,400,000 shares of stock, par value $0.01 per share, of Phillips Edison & Company, Inc. (the “Company”), at a price of $5.75 per share.

(b) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 per million of the aggregate amount of cash offered by the Company.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,822.96
Form or Registration No.: Schedule TO-I
Filing Party: Phillips Edison & Company, Inc.
Date Filed: November 10, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (the “Amendment”) relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on November 10, 2020 by Phillips Edison & Company, Inc. (the “Company”) in connection with an offer (the “Offer”) by the Company to purchase up to 4,500,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”) on the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal previously were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

This Amendment is being filed to report the following information pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

The amount of Shares that the Company is offering to purchase is being increased from 4,500,000 Shares to 17,400,000 Shares, on the same terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is being extended until 5:00 p.m. Eastern Time on Tuesday, December 29, 2020, in accordance with Rule 13e-4(f)(1)(ii) under the Exchange Act.

Tendering stockholders whose Shares are accepted for payment will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such Shares and will lose the right to receive any future dividends or distributions that the Company may declare and pay, including the distribution declared by the Company’s Board of Directors of $0.02833333 per share of common stock that will be paid on January 12, 2021.

The Notice of Amendment of the Terms of the Offer is attached hereto as Exhibit (a)(1)(E) and the press release announcing the Amendment is attached hereto as Exhibit (a)(1)(F).

Items 1 through 11.

The Offer to Purchase, the Letter of Transmittal and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented and amended by the following:

The amount of Shares that the Company is offering to purchase is being increased from 4,500,000 Shares to 17,400,000 Shares and the expiration date of the Offer is being extended until 5:00 p.m. Eastern Time on Tuesday, December 29, 2020. In accordance with rules promulgated by the SEC, the Company may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated November 10, 2020.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter to Stockholders.
(a)(1)(D)*	Excerpt from Press Release, dated November 9, 2020.
(a)(1)(E)**	Notice of Amendment of the Terms of the Offer
(a)(1)(F)**	Press Release, dated December 14, 2020
(b)(1)
Amended and Restated Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto, and PNC Bank, National Association as administrative agent, dated November 18, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed November 19, 2018).

(b)(2)
Amended and Restated Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent, dated November 16, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed November 19, 2018).

(d)(1)
Fourth Amended and Restated Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership I, L.P., dated March 31, 2018 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 10-K filed March 30, 2018).

(d)(2)	Third Amended and Restated Dividend Reinstatement Plan (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-3 filed October 31, 2019).
(d)(3)
Phillips Edison & Company, Inc. Third Amended and Restated Share Repurchase Program, dated August 7, 2019. (incorporated by reference to Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q filed August 12, 2019).

(g)	None.
(h)	None.

*     Previously filed.
**     Filed herewith.